



03012774

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GE COMMISSION
Washington, D.C. 20549

\\F 3--3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36439

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        Trustmark Financial Group, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

   SCENIC DRIVE PROFESSIONAL CENTER, 200 BRUSH RUN ROAD
                                       (No. and Street)

GREENSBURG   PA.   15601
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        PETER D. DOCHINEZ, PRESIDENT   724-468-5665
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Burkhouse, Ralph W.
                         (Name – *if individual, state last, first, middle name*)
        P.O. Box 1018, Washington, PA 15301

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2003

FOR OFFICIAL USE ONLY

THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 1 3 2003

OATH OR AFFIRMATION

I, _____Peter Dochinez_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Trustmark Financial Group, Inc._____ , as

of _____December 31,_____, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

```
Notarial Seal
Alicia L. Walker, Notary Public
Hempfield Twp., Westmoreland County
My Commission Expires May 8, 2004
```
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTMARK FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Information

December 31, 2002

Ralph W. Burkhouse

Certified Public Accountant

TRUSTMARK FINANCIAL GROUP, INC.

Table of Contents

December 31, 2002

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599   Fax (724) 225-1599

<u>Independent Auditor's Report</u>

Board of Directors
Trustmark Financial Group, Inc.
Greensburg, Pennsylvania:

I have audited the accompanying statement of financial condition of Trustmark Financial Group, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require than I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Financial Group, Inc., as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pennsylvania
February 24, 2003

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2002

Assets

Assets:

Cash and cash equivalents	$ 4,118
Commissions receivable	63,399
Investments, at market value	13,794
Prepaid insurance	25,112
Fixed assets, net of accumulated depreciation of $3,075	716
Total Assets	$107,139

Liabilities and Stockholders' Equity

Liabilities:

Accrued income taxes payable	$ 732
Commissions payable	57,253
Payroll taxes payable	193
Accrued pension contribution	4,415
Total Liabilities	62,593

Stockholders' Equity:

Common stock, $.10 par value, 100,000 shares shares authorized and issued, of which 2,816 are held in the treasury	10,000
Treasury stock, at cost	(23,119)
Additional paid-in capital	41,800
Retained earnings	15,865
Total Stockholders' Equity	44,546
Total Liabilities and Stockholders' Equity	$107,139

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Operations

For the Year Ended December 31, 2002

Revenues:	
Commissions	$1,015,716
Fees charged to representatives	64,091
Expense reimbursements	14,715
Investment income (loss), net	(1,525)
Miscellaneous income	386
Total Revenues	1.093.383
Expenses:	
Salaries and related benefits	104,627
Commissions	868,952
Professional fees	7,685
Office equipment rental	2,776
Telephone and utilities	9,988
Office supplies and expense	9,503
Office rent	19,500
Insurance	32,968
Printing	566
Dues and subscription	1,064
Postage	3,260
Repairs and maintenance	1,102
Automobile expenses	3,313
Advertising and promotion	2,723
Regulatory fees	16,966
Depreciation	1,032
Miscellaneous	247
Total Expenses	1.086.272
Net income before provision for income taxes	7,111
Provision for income taxes	2.232
Net income	$ 4.879

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2002

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	$10,000	$(23,119)	$41,800	$10,986	$39,667
Net Income	-	-	-	4,879	4,879
Balance, December 31, 2002	$10,000	$(23,119)	$41,800	$15,865	$44,546

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash flows from operating activities:

Net income	$ 4,879
Adjustments to reconcile net cash from operating activities:	
Depreciation	1,032
Unrealized loss on investments	1,894
Increase in commissions receivable	(23,334)
Decrease in other receivables	3,098
Decrease in income tax credits	1,500
Increase in prepaid insurance	(11,512)
Decrease in accounts payable	(135)
Increase in accrued income taxes payable	732
Increase in commissions payable	23,235
Decrease in payroll taxes payable	30
Increase in accrued pension contribution	2,830
	4,249

Cash flows from investing activities:	
Purchase of investments	(3,878)
Net increase in cash	371
Cash and cash equivalents, beginning of year	3,747
Cash and cash equivalents, end of year	$ 4,118

Supplemental information:	
Income taxes paid during the year	$ 0

The accompanying notes are an integral part of these financial statements.

(1) Organization and Nature of Business
   Trustmark Financial Group, Inc. (Company) is a broker-dealer registered with the Securities and
   Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The
   Company is incorporated in the state of Pennsylvania.

(2) Significant Accounting Policies
   Cash and cash equivalents include amounts on deposit with financial institutions that is insured by
   the FDIC.

   Commission income and the related commissions payable to sales representatives are recorded on
   a trade date basis. No allowance for doubtful accounts on the commissions receivable is
   considered necessary.

   Fixed assets are stated at cost. Depreciation is recorded on the straight-line method over the
   estimated useful life of five years.

   Deferred income taxes on the temporary differences between financial and tax reporting have not
   been recorded in these financial statements due to the immaterial nature of these differences.
   Additional information on these amounts is disclosed in the note on income taxes.

   Use of estimates and assumptions are made by management in the preparation of the financial
   statements in conformity with generally accepted accounting principles that affect the amounts
   reported in the financial statements and accompanying notes. Actual results could differ from
   those estimates.

(3) Investments
   The Company has investments in mutual funds, which are carried at the fair market value of
   $13,794. The cost of these investments is $19,394.

(4) Fixed Assets
   Fixed assets at December 31, 2002 consist of the following:

Office equipment	$3,791
Less accumulated depreciation	(3.075)
Net fixed assets	$ 716

(5) Income Taxes
   The deferred tax liability for the difference between tax and book depreciation of $219 has not
   been recorded in these financial statements, nor has the deferred tax benefits of a capital loss carry
   forward of $1,354 and a contributions carryover of $440.

(6) Simplified Employee Pension Plan

The Company maintains a simplified employee pension plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of the Company. The "Salaries and related benefits" account on the statement of operations includes $4,415 in pension expense for the year, which was 10% of eligible salaries.

(7) Commitments and Contingent Liabilities

The Company has obligations under operating leases for office furniture and equipment and an automobile with initial noncancelable terms in excess of one year. The obligations under these leases are as follows:

Year	Amount
2003	$46,240
2004	49,488
2005	47,988
2006	47,988
2007	47,988

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2002, the Company had a net capital of $13,449. The Company's aggregate indebtedness to net capital ratio was 4.65 to 1.

Computation of Aggregate Indebtedness an Net Capital
in Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2002

	FOCUS Form X-17A-5		Audited Financial Statements	
Reconciliation of Net Capital:				
Total stockholders' equity		$28,466		$44,546
Nonallowable assets:				
Petty cash		200		200
Commissions receivable greater than thirty days old and trails commissions, net of related commissions payable:				
Commissions receivable	3,289		3,289	
Commissions payable	(2,960)	329	(2,960)	329
Trails comm. receivable	35,735		21,458	
Trails comm. payable	(32,162)	3,573	(18,239)	3,219
Net fixed assets		716		716
Other receivables		559		-
Prepaid insurance		-		25,112
Income tax credits		1,500		-
Securities haircuts		1,521		1,521
		8,398		31,097
Net Capital		$20,068		$13,449

Aggregate Indebtedness:
Total liabilities $62,593

Computation of basic net capital requirement:
Minimum net capital requirement	$ 5,000
Net capital in excess of requirement	8,449
Net Capital	$13,449

Ratio of aggregate indebtedness to net capital   4.65 to 1

TRUSTMARK FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599   Fax (724) 225-1599

<u>Report on Internal Control</u>

Board of Directors
Trustmark Financial Group, Inc.
Greensburg, Pennsylvania:

In planning and performing my audit of the financial statements of Trustmark Financial Group, Inc. (the Company), for the year ended December 31, 2002, I consider its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

Board of Directors
Trustmark Financial Group, Inc.
page 2

future periods is subject to the risk that they may become inadequate because of changes in
conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control
that might be material weaknesses under standards established by the American Institute of Certified
Public Accountants. A material weakness is condition in which the design or operation of the
specific internal control component does not reduce to a relatively low level the risk that error or
fraud in amounts that would be material in relation to the financial statements being audited may
occur and not be detected within a timely period by employees in the normal course of performing
their assigned functions. However, I noted no matters involving the internal control, including
control activities for safeguarding securities, that I consider to be material weaknesses as defined
above.

I understand that practices and procedures that accomplish the objectives referred to in the second
paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with
the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that
do not accomplish such objectives in all material respects indicate a material inadequacy for such
purposes. Based on this understanding and on my study, I believe that the Company's practices and
procedures were adequate at December 31, 2002, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the
SEC and other regulatory agencies that rely on rule 17(a)-5(g) under the Securities Exchange Act of
1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be
used by anyone other than these specified parties.

Washington, Pennsylvania
February 24, 2003